50
3-11-02

02019187

SECURITI[illegible] ISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 28 2002
535

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 12680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BCG Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum-Smith + Brown
(Name — *if individual, state last, first, middle name)*

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BCG SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Total Stockholder's Equity	$	50,955
Deductions:		
Nonallowable assets:		
Aged receivables		150
Prepaid expenses		2,329
Other assets		1,417
Haircut on investment in money market fund		663
Total Deductions		4,559
Net Capital	$	46,396
Aggregate Indebtedness	$	93,624
Minimum Net Capital Required	$	6,242
Net Capital Over Minimum Requirement	$	40,154

Reconciliation with Company's Computation, Included in Part II A of Form X-17A-5, as of December 31, 2001:

Net Capital as Reported in Company's December 31, 2001, FOCUS Reports	$	54,921
Audit Adjustments:		
Adjustment to related party		(8,525)
Net Capital, as Stated Above	$	46,396

See Independent Auditors' Report.